NEUROHACKER COLLECTIVE, LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

March 2, 2022

NEUROHACKER COLLECTIVE, LLC
BALANCE SHEET
DECEMBER 31, 2021

	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	1,478,287	1,015,026
Accounts Receivable	88,834	55,696
Accrued Sales	162,525	162,172
Prepaid Expenses	147,676	80,058
Inventory	2,089,319	2,080,964
Other Receivable	218,643	-
TOTAL CURRENT ASSETS	4,185,284	3,393,916
NON-CURRENT ASSETS		
Fixed Assets, Net	145,152	107,609
Security Deposits	5,000	18,208
Trademarks	62,890	-
TOTAL NON-CURRENT ASSETS	213,042	125,817
TOTAL ASSETS	4,398,325	3,519,734
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	717,178	1,018,560
Accrued Commissions	44,247	45,051
Other Current Liabilities	170,306	203,554
Loan Payable- Current Portion	400,000	665,000
TOTAL CURRENT LIABILITIES	1,331,731	1,932,165
NON-CURRENT LIABILITIES		
Convertible Notes	575,000	575,000
Accrued Interest	122,404	87,904
Deferred Payroll Tax	46,002	92,004
TOTAL LIABILITIES	2,075,137	2,687,074
MEMBERS' EQUITY		
Contributed Capital- Class A	134,042	134,042
Contributed Capital- Class B	1,820,000	1,820,000
Contributed Capital- SAFE Note	2,137,117	2,136,062
Equity Based Compensation	1,122,689	749,080
Retained Earnings (Deficit)	(2,890,660)	(4,006,524)
TOTAL MEMBERS' EQUITY	2,323,188	832,660
TOTAL LIABILITIES AND MEMBERS' EQUITY	4,398,325	3,519,734

NEUROHACKER COLLECTIVE, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
OPERATING INCOME		
Sales, Net	12,936,802	10,977,710
Cost of Goods Sold	3,712,356	3,338,505
GROSS PROFIT	9,224,445	7,639,205
OPERATING EXPENSE		
Advertising and Promotion Expense	3,492,985	2,828,572
Compensation and Benefits	3,376,479	2,864,851
Contractors and Professional Services	251,266	543,176
Other Operating Expenses	468,883	502,114
TOTAL OPERATING EXPENSE	7,589,614	6,738,713
NET INCOME (LOSS) FROM OPERATIONS	1,634,832	900,492
OTHER (INCOME) EXPENSE		
Other Income	(192,189)	(330,352)
Depreciation and Amortization	65,714	47,376
Interest Expense	116,595	228,191
State and Local Tax	19,630	23,873
Equity Based Compensation	317,759	227,480
Other Expense	191,460	319,260
NET INCOME	1,115,864	384,665

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Net Income (Loss) For The Period	1,115,864	384,665
Cash Flows From Operating Activities		
Change in Accounts Receivable	(33,138)	112,417
Change in Accrued Sales	(353)	(118,754)
Change in Prepaid Expenses	(67,617)	114,270
Change in Inventory	(8,355)	(831,993)
Change in Other Receivable	(218,643)	-
Change in Deposits	13,208	-
Change in Accounts Payable	(301,382)	211,278
Change in Accrued Commissions	(804)	8,284
Change in Other Current Liabilities	(33,248)	114,587
Change in Equity Based Compensation	373,609	227,480
Depreciation	65,714	47,376
Net Cash Flows From Operating Activities	904,855	269,610
Cash Flows From Investing Activities		
Loan to Related Party	-	1,651
Change in Trademarks	(62,890)	-
Purchase of Fixed Assets	(103,256)	(71,654)
Net Cash Flows From Investing Activities	(166,147)	(70,003)
Cash Flows From Financing Activities		
Change in Loan Payable	(265,000)	(235,000)
Change in Deferred Payroll Tax	(46,002)	92,004
Capitalization in Accrued Interest	34,500	34,594
Change in Contributed Capital- SAFE Note	1,055	499,827
Net Cash Flows From Financing Activities	(275,448)	391,425
Cash at Beginning of Period	1,015,027	423,995
Net Increase (Decrease) In Cash	463,261	591,032
Cash at End of Period	1,478,288	1,015,027

NEUROHACKER COLLECTIVE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Starting Equity	832,661	(279,311)
Change in Equity Based Compensation	373,609	227,480
Change in SAFE Notes	1,055	499,827
Net Income	1,115,864	384,665
Ending Equity	2,323,188	832,661

NEUROHACKER COLLECTIVE, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Neurohacker Collective, LLC ("the Company") is a limited liability company organized under the laws of the State of Wyoming. The Company provides a venue for vetting, curation, co-creation, and sharing of the science, art, and technology of Neurohacking. The Company's flagship product is a cognitive enhancement supplement named Qualia Mind.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimated useful lives of the Company's capital assets and valuation of the Company's inventory.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory is held for sale by its order fulfillment vendors at various facilities in the United States, Australia and Europe. The Company values inventory at the lower of cost or market value. In 2021, the Company created an inventory reserve account for spoliation and obsolescence inventory.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue includes charges billed to customers for shipping the Company's products and is stated net of discounts, refunds, chargebacks, and sales taxes collected on behalf of taxing jurisdictions to which the Company is subject.

Fixed Assets

The Company capitalizes fixed assets, both tangible and intangible, with an original purchase price of $1,000 or more and a useful life of at least one year. Depreciation and amortization are calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2021, fixed assets consisted of computers, furniture and fixtures, web development expenditures, research and development, and internet domain names acquired in connection with the Company's business.

Other Assets

In 2021, the Company capitalized trademarks as intangible assets. The assets have an an indefinite useful life and therefore recognized as other assets. If and when a useful life is determined, each will be recognized as an intangible asset and amortized.

Rent

The Company is subject to a short-term operating lease for its main office space through October 31, 2022, with three sequential options to extend. As of December 31, 2021, future minimum lease rental payments are $33,841.

Other Income & Expense

A material amount of inventory warehoused for sale at Amazon was lost in December 2021. Reimbursement from Amazon occurred in January 2022, therefore income and resulting cost of goods sold were recognize in 2021 as other income and miscellaneous expense.

Equity

The Company has multiple classes of equity outstanding. The rights associated with each class of equity are as follows.

Founders equity holders receive a pro-rata share of any cash distributed by the Company, and the right to vote on certain aspects of the Company's business.

Class A and B equity holders have first claim on cash distributed by the Company until an amount at least equal to their initial investment has been paid to them. After that, Class A/B equity holders receive a pro rata share of cash distributions. Class A and B equity does not include voting rights.

SAFE Notes

During the years ended December 31, 2021, 2020, 2019, 2018 and 2017, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company. The amount of equity issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the class of equity issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE equity equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of equity issued and outstanding and outstanding vested and unvested options as if converted.

As of December 31, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

<u>Equity Based Compensation</u>

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to equity.

<u>Income Taxes</u>

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are allocated to the members and reported on their individual tax returns. The Company's 2018 federal tax filing will be subject to inspection by the Internal revenue service until 2022. The Company's 2019 federal tax filing will be subject to inspection by the Internal revenue service until 2023.The Company's 2020 federal tax filing will be subject to inspection by the Internal revenue service until 2024. The Company's 2021 federal tax filing will be subject to inspection by the Internal revenue service until 2025.

The Company is subject to tax filing requirements in the State of California. The Company's 2018, 2019, 2020 and 2021 California Franchise Tax filings will be subject to review by that State until 2022, 2023, 2024 and 2025, respectively.

The Company collects sales tax on behalf of the State of Arkansas, Arizona, Colorado, California, DC, Georgia, Hawaii, Illinois, Indiana, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, North Carolina, Nebraska, New Jersey, Nevada, New York, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and Wisconsin on sales shipped to purchasers in those states. The Company's sales tax filings are generally subject to review for four years from the date filed. The Company remits GST on sales to its Canadian customers and VAT to the United Kingdom on sales to its European customers.

NOTE C - DEBT

<u>Convertible Notes</u>

In 2018 and 2019, the Company issued a series of convertible notes for the purpose of raising additional operating capital ("the Notes"). The Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). The Notes accrue interest at the rate of six percent per annum.

<u>Loan Payable</u>

In 2021 and prior, the Company borrowed money for the purpose of funding continuing operations ("the Loans"). The Loans require periodic interest payments at the rate of 15-17.5% of the outstanding principal and are secured by the otherwise unencumbered assets of the Company.

In 2020 the Company elected to defer payroll tax remission with the IRS under the CARES Act, until 2021 and 2022, at 0% interest. As of December 31, 2021, half of the payroll tax deferral was paid.

NOTE D - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the State of Wyoming. As such, the liability of members of the Company for the financial obligations of the Company are limited to each members' contribution of capital to the Company.

NOTE E - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 2, 2022, the date that the financial statements were available to be issued.

In February 2022, the Company determined that the turnover threshold was met for sales in Australia. Therefore, the Company will begin collecting and reporting goods and services tax (GST) upon completion of an Australian Business Number account.